Exhibit 21.1

Subsidiary of the Registrant

M.E.A. Testing Systems Ltd., a company formed under the laws of the State of Israel. 89.6% of its ordinary shares are owned by the Registrant.

Petrocorp Israel Ltd. is a company formed under the laws of the State of Israel and is wholly owned by MEA Testing Systems Ltd.